Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Constitution Capital Access Fund, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$0.00	0.0001381	$0.00
Fees Previously Paid	(2)	$38,556,802.00		$5,324.69

Total Transaction Valuation:		$38,556,802.00
Total Fees Due for Filing:				$5,324.69
Total Fees Previously Paid:				5,324.69
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	No additional fees are due for this filing.
(2)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $5,324.69 was paid in connection with the filing of the Schedule TO-I by Constitution Capital Access Fund, LLC (File No. 005-93782) on January 2, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.